Exhibit 99.1

NEWS RELEASE
March 26, 2012
Trading Symbols:
AMM :TSX, AAU : NYSE: AMEX
www.almadenminerals.com

ALMADEN HITS 17.00 METERS OF 3.74 G/T GOLD AND 67.4 G/T SILVER (5.1 G/T AUEQ)
 ON NORTHEAST EXTENSION ZONE

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE AMEX) is pleased to announce further results from the on-going 4 drill exploration program on the Company’s 100% owned Tuligtic project, Mexico with holes TU-11-95, TU-12-97 and TU-12-99 to 105. Holes TU-12-100 and 103 were drilled on the Northeast Extension Zone, along strike and north of the Main Ixtaca Zone. Both these holes intersected significant gold grades with TU-12-103 returning the highest grades encountered to date from the Northeast Extension Zone. Holes TU-11-95, TU-12-97, 101 to 104 were drilled into the Main Ixtaca Zone. Hole TU-12-99 was drilled to the south of the Main Ixtaca Zone and hole TU-12-105 was drilled on the Southeast Extension Zone. Final assays are pending for holes TU-12-96 (Main Ixtaca Zone) and 98 (Northeast Extension Zone). Highlights from the current group of assays include the following intercepts (a complete list of intercepts is shown in the table below):

Hole TU-11-95 MAIN IXTACA ZONE, SECTION 650:
38.33 meters @ 0.51 g/t gold and 69.9 g/t silver (1.9 g/t gold equivalent)
Including                      4.70 meters @ 0.92 g/t gold and 194.2 g/t silver (4.8 g/t gold equivalent)

Hole TU-12-97 MAIN IXTACA ZONE, SECTION 700:
59.00 meters @ 0.68 g/t gold and 41.1 g/t silver (1.5 g/t gold equivalent)
Including                      2.55 meters @ 8.55 g/t gold and 506.2 g/t silver (18.7 g/t gold equivalent)

Hole TU-12-100 NE EXTENSION, SECTION 1100:
17.20 meters @ 1.19 g/t gold and 58.4 g/t silver (2.4 g/t gold equivalent)

Hole TU-12-101 MAIN IXTACA ZONE, SECTION 600:
31.80 meters @ 1.33 g/t gold and 103.7 g/t silver (3.4 g/t gold equivalent)
and           11.40 meters @ 3.82 g/t gold and 24.3 g/t silver (4.3 g/t gold equivalent)

Hole TU-12-103 NE EXTENSION, SECTION 1100:
70.00 meters @ 1.17 g/t gold and 46.2 g/t silver (2.1 g/t gold equivalent)
Including                      17.00 meters @ 3.74 gold and 67.4 g/t silver (5.1 g/t gold equivalent)

Hole TU-12-104 MAIN IXTACA ZONE, SECTION 700:
111.25 meters @ 0.59 g/t gold and 28.3 g/t silver (1.2 g/t gold equivalent)
Including                      8.50 meters @ 1.14 gold and 119.7 g/t silver (3.5 g/t gold equivalent)

J.D. Poliquin, Chairman of Almaden commented, “We are very pleased with these new results which continue to confirm and show the Ixtaca zone to be a robust and wide system of veining with sections that carry high gold and silver grades. Including the veining of the newly discovered Ixtaca North zone, the Ixtaca vein system is wider than previously known. The new results reported today from the Northeast Extension Zone show that robust mineralisation and high gold grades exist here as well. Drilling to date on the Ixtaca vein system shows good continuity of mineralisation in both horizontal and vertical dimensions.”

The Company currently has four drills operating on the Tuligtic project. Almaden plans to continue drilling operations throughout 2012. Below is a plan map, relevant sections and table of significant intervals which will be posted to the Company’s website (www.almadenminerals.com).

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)
TU-11-95	12.20	80.10	67.90	0.24	20.6	0.6	32
including	74.55	79.60	5.05	0.92	89.2	2.7	135
TU-11-95	133.95	137.00	3.05	0.83	32.3	1.5	74
TU-11-95	149.25	167.23	17.98	0.50	36.4	1.2	61
TU-11-95	176.07	214.40	38.33	0.51	69.9	1.9	96
including	209.70	214.40	4.70	0.92	194.2	4.8	240
TU-12-97	135.85	194.85	59.00	0.68	41.1	1.5	75
including	149.33	151.88	2.55	8.55	506.2	18.7	934
TU-12-97	204.43	226.50	22.07	0.63	27.5	1.2	59
TU-12-97	250.80	259.50	8.70	0.51	20.1	0.9	46
TU-12-97	270.80	280.47	9.67	0.33	16.8	0.7	33
TU-12-99	185.00	200.00	15.00	0.21	4.5	0.3	15
TU-12-99	230.00	239.00	9.00	0.37	1.4	0.4	20
TU-12-100	73.00	180.00	107.00	0.41	26.2	0.9	47
including	85.30	102.50	17.20	1.19	58.4	2.4	118
TU-12-101	162.75	184.15	19.40	0.31	56.9	1.5	73
TU-12-101	208.70	240.50	31.80	1.33	103.7	3.4	170
including	220.10	237.30	17.20	2.07	171.4	5.5	275
TU-12-101	349.10	360.50	11.40	3.82	24.3	4.3	215
including	349.10	352.60	3.50	11.89	63.3	13.2	658
TU-12-102	120.50	135.51	11.01	0.28	16.7	0.6	31
TU-12-102	150.05	157.50	7.45	0.42	61.4	1.6	82
TU-12-102	185.33	200.20	14.87	0.20	21.5	0.6	32
TU-12-103	108.50	132.50	24.00	0.19	24.0	0.7	33
TU-12-103	172.80	203.80	31.00	0.22	40.6	1.0	51
TU-12-103	210.50	280.50	70.00	1.17	46.2	2.1	105
including	236.50	280.00	43.50	1.75	52.1	2.8	140
and	263.00	280.00	17.00	3.74	67.4	5.1	255
TU-12-103	295.00	326.70	31.70	0.26	39.0	1.0	52
TU-12-104	83.45	87.00	3.55	0.74	95.5	2.7	133
TU-12-104	152.00	263.25	111.25	0.59	28.3	1.2	58
including	157.50	166.00	8.50	1.14	119.7	3.5	177
and	225.00	250.00	25.00	1.11	9.5	1.3	65
TU-12-105	62.79	90.00	27.21	0.24	5.13	0.3	17

About the Ixtaca Property
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The main Ixtaca zone of veining is thought to have a north-easterly trend. Holes to date suggest that the Main Ixtaca Zone is sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Northeast Extension Zone however overall the zone is currently interpreted to be dipping shallowly to the north and striking at 060

Azimuth. Until this interpretation is confirmed true widths for the Northeast Extension intersections cannot be calculated with confidence at this time.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $47.2 MM as of January 12th, 2012) mineral exploration company working in North America. The company has assembled mineral exploration projects, including Tuligtic, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Blue highlighted sections contain holes announced in this release. Please see sections for assay intervals.
CALEVA ZONE
NORTHEAST EXTENSION
IXTACA NORTH
MAIN IXTACA ZONE
SOUTHWEST EXTENSION
SECTION REFERENCE LINE
SECTION E2700
SECTION 11250
SECTION 11200
SECTION 11150
SECTION 11100
SECTION 11050
SECTION 11000
SECTION 10950
SECTION 10900
SECTION 10850
SECTION 10800
SECTION 10750
SECTION 10700
SECTION 10650
SECTION 10600
SECTION 10550
SECTION 10500
SECTION 10450
SECTION 10400
SECTION 10350
SECTION 10300
SECTION 10250
SECTION 10200
SECTION 10150
SECTION 10100
SECTION 10050
SECTION 10000
Intervals greater than 0.5g/t AuEq
> 10.0 g/t AuEq
5.0 - 10.0 g/t AuEq
3.0 - 5.0 g/t AuEq
1.0 - 3.0 g/t AuEq
0.5 - 1.0 g/t AuEq
0 100 200
meters
618,200 mE
618,400 mE
618,600 mE
618,800 mE
619,000 mE
619,200 mE
619,400 mE
2,177,200 mN
2,177,000 mN
2,176,800 mN
2,176,600 mN
2,176,400 mN
2,176,200 mN
2,176,000 mN
2,175,800 mN
2,175,600 mN

SECTION 10600
Looking NE (+/-25m)
REFERENCE LINE
CLAY ALTERED ASH
TU-10-06
TU-11-53
TU-11-29, TU-12-97, TU-12-101
TU-11-81, TU-11-86
TU-11-72
TU-11-81 / 325.53m
TU-11-86 / 388.95m
TU-11-29 / 324.31m
TU-10-06 / 529.74m
TU-11-53 / 410.87m
TU-11-72 terminates beyond section boundary
Main Ixtaca Zone
TU-12-96 / 401.73m
ASSAYS PENDING
TU-12-101 terminates at 538.89m

Only intervals over 1.0 g/t AuEq are listed below. Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-10-06	273.3	277.5	4.3	1.4	130	4.0
TU-10-06	273.3	276.0	2.7	2.1	203	6.1
TU-10-06	295.6	421.8	126.2	0.9	62	2.1
TU-10-06	295.6	340.7	45.1	1.4	92	3.2
TU-10-06	317.5	336.7	19.2	2.8	160	6.0
TU-10-06	317.5	319.7	2.2	6.7	475	16.2
TU-10-06	331.6	336.7	5.1	5.5	242	10.3
TU-10-06	405.9	412.1	6.2	2.6	209	6.7
TU-10-06	410.9	412.1	1.2	6.8	482	16.5
TU-11-29	30.4	299.0	268.5	0.6	40	1.4
TU-11-29	158.2	214.4	56.2	1.2	86	3.0
TU-11-29	188.9	214.4	25.5	2.3	134	5.0
TU-11-29	188.9	191.4	2.5	4.5	385	12.2
TU-11-29	204.7	207.4	2.7	10.8	534	21.5
TU-11-29	257.1	295.5	38.3	1.8	107	3.9
TU-11-29	258.0	260.6	2.6	3.5	107	5.7
TU-11-29	267.8	271.8	3.9	4.2	386	11.9
TU-11-29	288.6	292.7	4.1	4.7	256	9.8
TU-11-53	37.9	41.1	3.2	1.5	244	6.4
TU-11-53	99.7	119.4	19.7	0.4	37	1.2
TU-11-53	101.5	103.7	2.2	2.9	243	7.7
TU-11-53	148.5	190.5	42.0	0.6	49	1.6
TU-11-53	169.5	171.5	2.0	2.9	279	8.5
TU-11-53	182.0	185.5	3.5	2.6	238	7.4
TU-11-53	182.0	183.4	1.5	5.7	553	16.8
TU-11-72	170.9	451.0	280.2	0.8	49	1.8
TU-11-72	277.5	281.0	3.5	3.1	174	6.6
TU-11-72	294.0	323.0	29.0	2.4	103	4.5
TU-11-72	306.3	320.1	13.8	4.5	156	7.6
TU-11-72	347.9	360.6	12.7	2.1	169	5.5
TU-11-72	411.7	451.0	39.3	1.6	107	3.7
TU-11-72	418.2	443.6	25.4	2.1	144	5.0
TU-11-81	79.4	307.3	227.9	0.5	41	1.3
TU-11-81	173.1	200.9	27.7	1.1	100	3.1
TU-11-81	173.1	177.3	4.2	2.5	101	4.5
TU-11-81	188.0	200.9	12.9	1.4	178	5.0
TU-11-81	241.6	245.0	3.4	2.9	373	10.4
TU-11-81	259.1	269.9	10.8	1.3	101	3.3
TU-11-86	149.0	175.0	26.0	0.5	40	1.3
TU-11-86	149.0	155.3	6.3	1.4	91	3.2
TU-12-101	162.8	184.2	21.4	0.3	57	1.5
TU-12-101	208.7	240.5	31.8	1.3	104	3.4
TU-12-101	220.1	237.3	17.2	2.1	171	5.5
TU-12-101	349.1	360.5	11.4	3.8	24	4.3
TU-12-101	349.1	352.6	3.5	11.9	63	13.2

LEGEND:

Intervals greater than 0.5 g/t AuEq

- Overburden
- > 10.0
- 5.0 - 10.0
- 3.0 - 5.0
- 1.0 - 3.0
- 0.5 - 1.0

0 50 100 meters

SECTION 10650
Looking NE (+/-25m)
REFERENCE LINE
TU-11-79, TU-11-82
TU-11-91, TU-11-95
TU-11-48, TU-11-51
TU-11-15, TU-11-17
TU-12-107
CLAY ALTERED ASH
TU-11-095 / 224.94m
TU-11-091 / 274.76m
TU-11-015 / 291.39m
TU-11-79 / 359.66m
TU-11-082 / 462.08m
TU-11-017 / 480.36m
TU-11-051 / 316.48m
TU-11-48 terminates beyond section boundary
Main Ixtaca Zone
TU-12-107 / 465.73m
ASSAYS PENDING

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-15	138.3	260.4	122.1	0.9	30	1.5
TU-11-15	139.7	144.2	4.5	16.4	67	17.7
TU-11-15	197.9	200.5	2.6	1.7	148	4.6
TU-11-15	258.7	259.9	1.2	3.0	201	7.0
TU-11-17	128.0	329.0	201.0	0.6	46	1.5
TU-11-17	189.4	191.1	7.8	1.5	123	3.9
TU-11-17	226.3	247.0	20.7	1.9	228	6.4
TU-11-17	238.7	247.0	8.3	2.7	417	11.0
TU-11-48	35.8	74.6	38.8	0.5	44	1.4
TU-11-48	37.0	44.0	7.0	1.7	148	4.7
TU-11-48	133.8	187.5	53.7	0.6	86	2.3
TU-11-48	168.6	185.5	16.9	1.6	212	5.8
TU-11-48	177.9	181.4	3.5	7.3	847	24.2
TU-11-48	179.1	180.4	1.3	18.7	2129	61.3
TU-11-51	39.3	137.9	98.6	0.9	76	2.5
TU-11-51	80.1	133.6	53.5	1.3	120	3.7
TU-11-51	110.5	112.7	2.2	4.0	215	8.3
TU-11-79	160.0	178.2	18.2	0.4	12	0.6
TU-11-79	228.3	303.0	74.7	0.2	19	0.6
TU-11-79	264.0	286.5	22.5	0.5	33	1.1
TU-11-82	157.3	398.3	241.0	0.4	31	1.0
TU-11-82	340.0	341.1	1.1	4.5	405	12.6
TU-11-82	359.3	384.7	25.4	1.2	92	3.0
TU-11-82	359.3	361.6	2.3	6.9	463	16.1
TU-11-82	438.0	439.8	1.8	1.5	53	2.6
TU-11-91	3.1	13.0	10.0	0.5	12	0.7
TU-11-91	28.8	36.0	7.3	0.3	11	0.6
TU-11-91	84.1	98.0	13.9	0.8	106	2.9
TU-11-91	152.2	296.6	144.4	0.4	43	1.3
TU-11-91	236.9	256.6	19.7	1.2	121	3.6
TU-11-91	250.7	256.6	5.9	2.7	247	7.7
TU-11-95	12.2	80.1	67.9	0.2	21	0.6
TU-11-95	74.6	79.6	5.1	0.9	89	2.7
TU-11-95	134.0	137.0	3.1	0.8	32	1.5
TU-11-95	149.3	167.2	18.0	0.5	36	1.2
TU-11-95	176.1	214.4	38.3	0.5	70	1.9
TU-11-95	209.7	214.4	4.7	0.9	194	4.8

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

LEGEND:

Overburden

0 50 100 meters

Intervals greater than 0.5g/t AuEq

- > 10.0
- 5.0 - 10.0
- 3.0 - 5.0
- 1.0 - 3.0
- 0.5 - 1.0

SECTION 10700
Looking NE (+/-25m)
TU-11-54
TU-11-49, TU-11-85
REFERENCE LINE
TU-11-39
TU-11-18, TU-11-20, TU-12-97, TU-12-102, TU-12-104
CLAY ALTERED ASH
TU-12-104 / 264.57m
TU-12-102 / 292m
TU-11-49 terminates beyond section boundary
TU-11-18 / 302.97m
TU-11-39 / 263.04m
TU-11-54 / 471.22m
TU-11-20 / 356.86m
Main Ixtaca Zone
TU-11-85 / 532.18m
TU-12-097 / 413.92m
LEGEND:
Overburden
Intervals greater than 0.5 g/t AuEq
> 10.0
5.0 - 10.0
3.0 - 5.0
1.0 - 3.0
0.5 - 1.0
0 50 100
meters

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-18	85.0	264.9	179.9	0.4	33	1.1
TU-11-18	116.9	127.7	10.8	1.7	115	3.9
TU-11-18	120.8	122.4	1.6	4.2	336	10.9
TU-11-18	181.7	182.6	1.0	6.7	349	13.6
TU-11-20	119.4	298.6	179.2	0.6	36	1.3
TU-11-20	140.0	142.1	2.1	3.2	303	9.3
TU-11-20	178.9	181.8	2.9	3.0	277	8.5
TU-11-20	188.0	199.1	11.1	1.4	84	3.0
TU-11-20	211.0	215.4	4.4	1.6	104	3.7
TU-11-20	239.1	240.0	0.9	1.5	422	10.0
TU-11-39	39.3	154.7	115.4	0.5	38	1.2
TU-11-39	116.2	135.8	19.6	1.1	102	3.1
TU-11-39	132.9	135.8	2.9	4.2	261	9.4
TU-11-39	134.6	135.8	1.2	7.3	487	17.0
TU-11-49	181.0	207.0	26.0	0.4	9	0.6
TU-11-49	213.5	225.9	12.4	0.4	15	0.7
TU-11-49	267.2	271.5	4.3	1.1	113	3.4
TU-11-49	302.0	360.2	58.2	0.5	38	1.3
TU-11-49	318.3	326.1	7.8	1.8	141	4.7
TU-11-49	367.4	375.5	8.1	0.5	50	1.5
TU-11-49	384.5	389.6	5.1	2.6	5	2.7
TU-11-54	102.0	130.8	28.8	0.4	26	0.9
TU-11-54	117.7	129.6	11.9	0.6	52	1.7
TU-11-54	381.2	381.9	0.7	2.2	141	5.1
TU-11-54	431.1	458.0	26.9	0.7	8	0.8
TU-11-54	431.1	434.6	3.6	3.8	28	4.4
TU-11-85	169.0	219.1	50.1	0.4	13	0.7
TU-11-85	219.1	463.7	244.6	0.5	27	1.1
TU-11-85	299.0	301.7	2.7	1.3	189	5.1
TU-11-85	351.3	377.7	26.4	1.3	104	3.4
TU-11-85	441.8	462.0	20.2	2.5	57	3.7
TU-11-85	443.9	455.1	11.2	3.4	87	5.1
TU-12-97	135.9	194.9	59.0	0.7	41	1.5
TU-12-97	149.3	151.9	2.5	8.6	506	18.7
TU-12-97	204.4	226.5	22.1	0.6	27	1.2
TU-12-97	250.8	259.5	8.7	0.5	20	0.9
TU-12-97	270.8	280.5	9.7	0.3	17	0.7
TU-12-102	120.5	135.5	15.0	0.3	17	0.6
TU-12-102	150.1	157.5	7.4	0.4	61	1.6
TU-12-102	185.3	200.2	14.9	0.2	21	0.6
TU-12-104	83.5	87.0	3.6	0.7	95	2.7
TU-12-104	152.0	263.3	111.3	0.6	28	1.2
TU-12-104	157.5	166.0	8.5	1.1	120	3.5

SECTION 11100

Looking NE (+/-25m)

TU-11-094
TU-12-106, TU-12-109, TU-12-103
TU-12-98, TU-12-100
REFERENCE LINE
TU-12-103 terminates beyond section boundary
TU-12-109 terminates beyond section boundary ASSAYS PENDING
TU-12-106 / 343.2m ASSAYS PENDING
TU-11-094 / 246.28m
TU-12-100 / 267.61m
TU-12-098 / 404.77m ASSAYS PENDING
LEGEND:
Overburden
Intervals greater than 0.5 g/t AuEq
> 10.0
5.0 - 10.0
3.0 - 5.0
1.0 - 3.0
0.5 - 1.0
0
50
100
meters

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-94	45.0	54.0	9.0	0.2	13	0.5
TU-11-94	89.1	91.6	2.5	0.3	87	2.1
TU-11-94	104.8	233.2	128.4	0.4	49	1.4
TU-11-94	154.9	159.7	4.8	1.0	122	3.5
TU-12-100	73.0	180.0	107.0	0.4	26	0.9
TU-12-100	85.3	102.5	17.2	1.2	58	2.4
TU-12-103	108.5	132.5	24.0	0.2	24	0.7
Please see Section E2700 for all TU-12-103 intervals						

SECTION E2700
Looking NNE showing portions of drill holes within 50m of section line.
CA-11-001
TU-11-094
TU-12-103, TU-12-098, TU-12-100
TU-11-087, TU-11-084
CLAY ALTERED ASH
Gold Equivalent (AuEq) were calculated using silver to gold ratios of 50 to 1.
LEGEND:
Overburden
0
50
100
meters
Intervals greater than 0.5 g/t AuEq
> 10.0
5.0 - 10.0
3.0 - 5.0
1.0 - 3.0
0.5 - 1.0
TU-11-087
TU-11-084
TU-12-100
CA-11-001
CA-11-004
TU-11-094 / 246.28m
TU-11-046
TU-11-041
TU-12-103 / 401.73m
TU-12-098 / 404.77m
ASSAYS PENDING
Ixtaca Zone

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
CA-11-04	270.5	276.8	6.3	0.2	377	7.7
TU-11-41	59.1	232.4	173.4	0.2	38	1.0
TU-11-41	105.4	132.4	27.0	0.4	163	3.7
TU-11-41	117.2	132.4	15.2	0.6	241	5.4
TU-11-46	58.7	134.9	76.2	0.3	77	1.8
TU-11-46	113.3	134.9	21.6	0.4	146	3.3
TU-11-46	114.0	117.9	3.8	0.8	380	8.4
TU-11-46	116.8	117.9	1.1	1.9	1013	22.1
TU-11-46	211.0	212.8	1.8	1.3	36	2.0
TU-11-84	90.0	144.3	54.3	0.4	5	0.5
TU-11-84	111.0	134.5	23.5	0.6	8	0.8
TU-11-84	111.0	125.0	14.0	0.8	10	1.0
TU-11-87	94.0	149.0	55.0	0.4	13	0.6
TU-11-87	117.5	133.5	16.0	0.7	33	1.4
TU-11-87	119.5	129.5	10.0	0.9	48	1.9
TU-11-94	45.0	54.0	9.0	0.2	13	0.5
TU-11-94	89.1	91.6	2.5	0.3	87	2.1
TU-11-94	104.8	233.2	128.4	0.4	49	1.4
TU-11-94	154.9	159.7	4.8	1.0	122	3.5
TU-12-100	73.0	180.0	107.0	0.4	26	0.9
TU-12-100	85.3	102.5	17.2	1.2	58	2.4
TU-12-103	108.5	132.5	24.0	0.2	24	0.7
TU-12-103	172.8	203.8	31.0	0.2	41	1.0
TU-12-103	210.5	280.5	70.0	1.2	46	2.1
TU-12-103	236.5	280.0	43.5	1.8	52	2.8
TU-12-103	263.0	280.5	17.5	3.7	67	5.1
TU-12-103	295.0	326.7	31.7	0.3	39	1.0